Exhibit 99.1

RADVIEW SOFTWARE LTD.
14 HAMELACHA STREET, PARK AFEK
ROSH HA’AIN, 48091, ISRAEL
(+972) 3-915-7060

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 20, 2012

To our Shareholders:

You are invited to attend an Annual and Special General Meeting of Shareholders of RadView Software Ltd. (the “Company”) to be held in Israel at the offices of the Company, at 14 Hamelacha Street, Park Afek, Rosh Ha’Ain, Israel, on December 20, 2012 at 16:00 p.m. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.
To re-elect Mr. Yochai Hacohen, Mr. Eli Blatt and Ms. Amira Paz to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To ratify and approve a discretionary convertible credit facility arrangement between Fortissimo and the Company, as described in the Proxy Statement.

3.	To ratify and approve an amendment to the Convertible Loan Agreement by and among Fortissimo and certain other lenders and the Company, as described in the Proxy Statement.

4.
To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors, for the year ending December 31, 2012 and for such additional period until the next annual general meeting of shareholders.

5.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2011.

6.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

The Board recommends the approval of each of these proposals.

The Board of Directors has fixed the close of business on November 13, 2012 as the date for determining the holders of record of Ordinary Shares and Preferred Shares. The holders of Ordinary Shares and Preferred Shares (collectively, the “Shares”) shall vote together as one class at the Meeting.

Proposals 1 and 4 are ordinary resolutions which require the affirmative vote of a majority of the Shares voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposals 2 and 3 are special resolutions which require the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least a majority of the votes of shareholders voting on the matter who do not have a personal interest in the resolution or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter who do not have a personal interest in the resolution does not exceed two percent of the outstanding voting power in the Company.

The presentation to our shareholders for consideration of our audited Financial Statements for the fiscal year ended December 31, 2011 described in Proposal 5 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Annual Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Annual Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.  To contact the Company, please call (972) 3 915-7060 in Israel. The Company’s Financial Statements for the year ended December 31, 2011 were included in the Company's annual report on Form 20-F, filed with the US Securities and Exchange Commission (the “SEC”) on April 25, 2012 and appear on the SEC's website at www.sec.gov.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your attendance. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual and Special General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your Shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of shares should take note that, pursuant to Article 34.4 of the Amended and Restated Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

Jaron Lotan
Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.  YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

ii

RADVIEW SOFTWARE LTD.
14 HAMELACHA STREET, PARK AFEK
ROSH HA’AIN, 48091, ISRAEL
(+972) 3-915-7060

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 20, 2012

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.01 nominal value (the “Ordinary Shares”) and preferred shares, NIS 0.01 nominal value (the “Preferred Shares”), of RadView Software Ltd. (“RadView” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual and Special General Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 14 Hamelacha Street, Park Afek, Rosh Ha’Ain, Israel, on December 20, 2012 at 16:00 p.m. local time, and thereafter as it may be adjourned from time to time. The holders of Ordinary Shares and Preferred Shares (collectively, the “Shares”) shall vote together as one class at the Meeting.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.
To re-elect Mr. Yochai Hacohen, Mr. Eli Blatt and Ms. Amira Paz to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To ratify and approve a discretionary convertible credit facility arrangement between Fortissimo and the Company, as described in the Proxy Statement.

3.	To ratify and approve an amendment to the Convertible Loan Agreement by and among Fortissimo and certain other lenders and the Company, as described in the Proxy Statement.

4.
To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors, for the year ending December 31, 2012 and for such additional period until the next annual general meeting of shareholders.

5.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2011.

6.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their Shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby shall be voted in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated then, then in accordance with the recommendations of the Board of Directors of the Company (the “Board of Directors”). The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of Annual and Special General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about November 14, 2012. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of Shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote. Only holders of record of Ordinary Shares and Preferred Shares at the close of business on November 13, 2012 are entitled to notice of and to vote at the Meeting. The Company had a total of 76,904,662 Ordinary Shares and 81,666,668 Preferred Shares issued and outstanding on October 31, 2012, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Amended and Restated Articles of Association of the Company (“Articles of Association”) do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting. If within one-half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be adjourned to the same day in the next week, at the same time and place, or to such day and at such other time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

Votes Required. Proposals 1 and 4 are ordinary resolutions which require the affirmative vote of a majority of the Shares voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposals 2 and 3 are special resolutions which require the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least a majority of the votes of shareholders voting on the matter who do not have a personal interest in the resolution or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter who do not have a personal interest in the resolution does not exceed two percent of the outstanding voting power in the Company.

The presentation to our shareholders for consideration of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2011 described in Proposal 5 does not involve a vote of our shareholders.

The Board recommends the approval of each of the following proposals.

I.           PRINCIPAL SHAREHOLDERS

The following table sets forth certain information known to us regarding the beneficial ownership of the Company’s Shares as of October 31, 2012 by: (i) each person that beneficially owns more than 5% of the Company’s Shares; and (ii) all of the Company’s directors and executive officers. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of Shares beneficially owned by a person and the percentage ownership of that person, Shares underlying options and warrants held by that person that are currently exercisable or exercisable within 60 days of October 31, 2012 are considered outstanding. These Shares, however, are not considered outstanding when computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and subject to state community property laws, each shareholder named in the table has sole voting and investment power for the Shares shown as beneficially owned by it. Ownership percentages are based on 158,571,330 Shares outstanding on October 31, 2012, excluding 134,000 Shares held as treasury Shares. Unless otherwise noted below, the address of each of the Company’s directors and executive officers is c/o RadView Software Ltd., 14 Hamelacha Street, Park Afek, Rosh Haayin, 48091, Israel.

Name of Beneficial Owner:	Total Shares Beneficially Owned	Percentage of Shares
Five Percent Shareholders:
Fortissimo Capital Fund (1)	121,264,467	61.7%
Altshuler Shaham Provident Ltd. (2)	19,642,670	12.4%
Psagot Provident Fund Ltd. (3)	12,900,000	8.1%
Tamir Fishman Provident and Education Funds Ltd. (4)	10,805,900	6.8%
Meitav Gemel Ltd. (5)	11,921,980	7.5%
Directors and Executive Officers:
Jaron Lotan	-	-
Eyal Shalom	93,750	*
Amir Livne	792,856	*
Hadas Gazit	792,856	*
Yochai Hacohen	-	-
Eli Blatt	-	-
Guy Yasur	-	-
Amira Paz	-	-
All executive officers and Directors as a group (8 persons)	1,679,462	1.1%

*  Represents beneficial ownership of less than one percent of the Company’s shares.

(1)            Information is derived in part from Fortissimo Capital Fund (Israel) L.P. and from the records of the Company. Includes 103,990,800 Shares owned of record by the Fortissimo Entities: Fortissimo Capital Fund G.P. L.P. (“FFC-GP”), Fortissimo Capital Fund L.P. (“FFC Cayman”), Fortissimo Capital Fund (Israel) L.P. (“FFC-Israel”), and Fortissimo Capital Funds (Israel DP), L.P. (“FFC-Israel-DP”), FFC-GP, as the sole general partner of FFC-Israel, FFC-Israel-DP and FFC Cayman, controls and manages each of the Fortissimo Entities and may be deemed to be the indirect beneficial owner of the Shares beneficially owned by the Fortissimo Entities. FFC-GP is controlled by Mr. Yuval Cohen. Mr. Cohen disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Pursuant to a shareholders' agreement among the Fortissimo Entities and Yehuda Zisapel, Shem Basum Ltd. and Michael Chill (the “Co-Investors”) in connection with a financing of the Company in August 2006, the number includes 17,273,667 Shares for which there is shared voting power and are Shares held by the Co-Investors. The Fortissimo Entities disclaim beneficial ownership of the Co-Investor Shares. The address of the Fortissimo entities: 14 Hamelacha Street, Park Afek, Rosh Ha’ayin, 48091 Israel.

(2)            Information is derived from Altshuler Saham Provident Ltd. and from the records of the Company.

(3)            Information is derived from Psagot Investment House Ltd. and from Psagot Provident Funds Ltd., and from records of the Company. Psagot Provident Funds Ltd. is a wholly owned subsidiary of Psagot Investment House Ltd. that is controlled indirectly by James G. Dinan and Daniel A. Schwartz. In April 2009, the assets of Prisma Investment House Ltd. were acquired by Psagot Provident Funds Ltd. Any economic interest or beneficial ownership in any of the securities held by Psagot Provident Funds Ltd. are held for the benefit of the members of the fund.  The address of Psagot Investment House Ltd. is: Africa Tower, 14 Ahad Ha’am Street, Tel Aviv, Israel and of Provident Funds Ltd. is: 33 Yavetz St., Tel Aviv, Israel.

(4)            Information is derived from Tamir Fishman Provident and Education Funds Ltd. (“Tamir Fishman”) and from Schedule 13G, filed on February 16, 2010 by Tamir Fishman and from Company's records. The total of 10,805,900 Shares is owned of record by: Tamir Fishman Severance Pay Fund – General, Tamir Fishman Education Fund – General, Tamir Fishman Provident Fund – General, Tamir Fishman Education Fund - Shares and Tamir Fishman Provident Fund - Shares. Tamir Fishman, as manager of the funds, has sole voting and investment power and is the beneficial owner of the 10,805,900 Shares owned of record by the foregoing funds. Any economic interest or beneficial ownership in any of the securities held of record by the foregoing funds is held for the benefit of the members of the funds. The address of Tamir Fishman and each of the foregoing funds is: 38 Habarzel Street, Tel Aviv, 69710, Israel

(5)            Information is derived from Meitav Gemel Ltd. (“Meitav”) and from the records of the Company.

II.           RESOLUTIONS

1.           ELECTION OF DIRECTORS

At the Meeting, the shareholders are requested to elect three nominees to serve on the Board of Directors. Mr. Yochai Hacohen, Mr. Eli Blatt and Ms. Amira Paz will be nominated for reelection.

These directors, who are not external directors, are elected at the annual general meeting of shareholders to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified.

Pursuant to the Company’s Articles of Association, the number of directors in the Company (including external directors) shall be determined from time to time by the annual general meeting, provided that it shall not be less than five nor more than nine.

The Companies Law provides that a nominee for a position of a director shall have declared to the Company that he or she complies with the qualifications prescribed by the Companies Law for appointment as a director. All of the proposed nominees have declared to the Company that they comply with such qualifications.

The three nominees named in this Proposal 1, if elected, shall each hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Certain information concerning the nominees:

Name	Age	Current Position
Yochai Hacohen	46	Director
Eli Blatt	49	Director
Amira Paz	46	Director

YOCHAI HACOHEN has served as a Director of the Company since February 2006. From  June 2006 through April 2008,  Mr. Hacohen served as the  President and Chief Executive Officer of the Company. Mr. Hacohen joined Fortissimo in May 2004 and became a partner in January 2005. He currently serves on the boards of directors of Advanced Answers on Demand Holding Corporation and of SAE Afikim Ltd. Mr Hacohen also served as the chairman of the board of  directors of Cadent, Inc., which was sold to Align, Inc. in May 2011. From October 2003 through May 2004, Mr. Hacohen served as the General Manager of a U.S. division of Magal Security Systems Ltd., a provider of hardware and software solutions for the surveillance market. From October 1998 through September 2002, Mr. Hacohen served as the Director of EMEA Sales and Marketing for the video recording division of Nice Systems Ltd., a provider of digital video and audio recording solutions.  Mr. Hacohen holds a B.Sc. degree in Biotechnology and M.B.A. degree in Marketing from Tel Aviv University.

ELI BLATT has served as Director of the Company since April 2006. Mr. Blatt joined Fortissimo as a partner in January 2005. From March 1999 through May 2004, Mr. Blatt served as the Chief Financial Officer and Vice President of Operations of Noosh, Inc., a supplier of cross-enterprise e-business software solutions. From September 1997 through February 1999, Mr. Blatt served as the Director of Operations for CheckPoint Software Technologies Inc., an internet security company, where he was responsible for OEM operations, product licensing and customer service. Mr. Blatt currently serves on the board of directors of Telrad Networks Ltd., Advanced Answers on Demand Holding Corporation., and DipTech Ltd. Mr. Blatt holds a B.Sc. degree in Industrial Engineering from Tel Aviv University and an MBA degree from Indiana University.

AMIRA PAZ has served as a Director of the Company since June 2011. Ms. Paz has served as RadView's Vice President of Finance between February 2008 and December 2010. Prior to joining RadView, Ms. Paz served for a period of ten years as Chief Financial Officer in three Formula-Group software companies: Tiltan Systems Engineering Ltd., Enformia Software Ltd. and Idit Technologies Ltd. Ms. Paz is a licensed CPA in Israel and holds a BA in Economics and Business Management from Ben-Gurion University, an MBA in Finance and Accounting from Tel-Aviv University and an LL.M from Bar-Ilan University.

Compensation of Directors and Officers

The current cash rate paid by the Company is $5,000 per non-employee directors who are not external directors. In addition, the Company has granted options to purchase ordinary shares to its directors from time to time. The Company also reimburses its directors for expenses incurred to attend meetings of the Board of Directors and any committees of the Board of Directors.

Pursuant to the terms of a management services agreement entered into by the Company and Fortissimo in 2006, in consideration of the performance of the management services and the board services, the Company agreed to pay to Fortissimo (i) $50,000, as a fixed fee, payable in quarterly installments; and (ii) an additional fee, of $70,000, payable at the end of the fiscal year, commencing in 2006, in the event that the Company is profitable in such fiscal year, provided that such additional management fees shall be payable only out of profits of the Company of such fiscal year. The agreement further provided that Messrs. Hacohen and Blatt of Fortissimo were not entitled to cash remuneration or compensation for their services as directors. Due to new requirements under the Israeli Companies Law, the agreement was submitted to shareholders’ approval, which was not received, and as a result, the agreement expired as of December 2011. Consequently, the Company’s Audit Committee and the Board of Directors have resolved in March 2012, that Messrs. Hacohen and Blatt will receive the same rate of compensation paid by the Company to its non-employee directors, who are not external directors - an annual fee of $5,000 per director.

The following table sets forth the aggregate compensation paid or accrued for services rendered to the Company in all capacities for the fiscal year ended December 31, 2011 by its directors and executive officers:

	Salaries, Directors Fees, Service Fees, Commissions and Bonuses	Pension, Retirement and Similar Benefits
All directors and officers as a group (then 8 persons)	$324,383	$31,443

Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses, reimbursed to such officers, and other fringe benefits commonly reimbursed or paid by companies in the location at which the particular executive officer is located.

As of December 31, 2011, all directors and officers as a group (then 8 persons), held options to purchase 8,353,372 of our ordinary shares at exercise prices ranging from $0.03 to $0.065. Out of such options, 7,460,516 had and will expire by the end of 2012, 842,856 will expire in 2013 and 50,000 will expire in 2014.

        At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to elect the following persons to serve as members of the Board of Directors of the Company: Yochai Hacohen, Eli Blatt and Amira Paz, to serve until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified.

Vote Required

               The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

2.	APPROVAL OF A FORTISSIMO DISCRETIONARY CREDIT FACILITY ARRANGEMENT

On October 31, 2012, the Company's Audit Committee and the Company’s Board of Directors, resolved, subject to shareholder approval, to approve a credit facility arrangement between FFC-GP and the Fortissimo Entities (collectively, “Fortissimo”) and the Company (the "Credit Facility").

The terms of the Credit Facility are as follows:

—
Up to $2 million, in one or more loans, to be determined by Fortissimo at its sole discretion upon request by the Company, except for an amount of $0.5 million under this credit facility, which Fortissimo has agreed to fund upon a request by the Company,

—	The potential funding may be extended by Fortissimo and possibly certain co-lenders (that may include existing shareholders).

—
The  loan(s) extended under the credit facility shall be  convertible at the Lender(s) election into the Company’s Ordinary Shares. The  conversion price shall be equal to the lower of: (x) $0.03 and (y) the average closing market price of the Company’s Ordinary Shares on the applicable market on which  the Company’s Ordinary Shares are being traded during the 90 days’ period ending one day prior to the date of conversion of the applicable loan; but no less than $0.01. If there are no reported sales of the Company’s Ordinary Shares during the referenced period, the conversion price shall be $0.02.

—	Each loan shall have a 3 year term, which may be extended for 2 additional one year terms by agreement of the Company and the lender.

—	A loan (or any part thereof) may be repaid at any time prior to its due date, at the Company’s discretion.

—	The loans shall bear interest at 8%, compounded annually. Interest shall be payable together with the repayment of the respective principal of the loan.

The Credit Facility’s term shall be for a period of three (3) years, i.e., ending on December 31, 2015.

The Company is seeking shareholder approval of the Credit Facility Extension because it is a transaction with a controlling shareholder, and as such requires approval pursuant to the provisions of Section 275 of the Israeli Companies Law. FFC-GP, by virtue of its management of the Fortissimo Entities (themselves controlling shareholders) and its affiliation with two of the Company’s directors, Mr. Yochai Hacohen and Mr. Eli Blatt, is deemed a controlling shareholder of the Company.

        At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to ratify and approve the discretionary convertible credit facility arrangement between Fortissimo and the Company, as described in the Proxy Statement”.

Vote Required

The approval of this Proposal No. 2 requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the Shares of shareholders who do not have a personal interest in the resolution are voted in favor of the election of the external director; or (ii) the total number of the Shares of shareholders who do not have a personal interest in the resolution and are voted against the proposed resolution does not exceed two percent of the outstanding voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with this Proposal 2. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card that he, she or it has a Personal Interest with respect to this Proposal 2, then by signing the Proxy Card and submitting it, such shareholder declares that he has no Personal Interest in connection with this Proposal 2.

“Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from the mere holding of shares in the Company or in a body corporate.

3.             AMENDMENT TO THE CONVERTIBLE LOAN AGREEMENT

In 2006, the Company closed a financing with Fortissimo and other co-investors. The initial financing was for $1.5 million consisting of: (i) $750,000 to purchase 25,000,000 of convertible preferred shares and (ii) a convertible loan in the amount of $750,000 (the “Convertible Loan”).

The Convertible Loan carries interest at 8.0% per annum and together with any accrued interest is convertible, at the election of the investors, into Preferred A Shares, nominal value NIS 0.01 each, at a conversion price of $0.03 per share (subject to standard adjustments).

The Convertible Loan was due and payable in September 2009. In June 2009, the Convertible Loan’s repayment date was extended several times, most recently on December 15, 2011, the repayment date was extended to August 31, 2013.

On October 31, 2012, the Company's Audit Committee and the Company’s Board of Directors, resolved, subject to shareholder approval, to approve: (a) an additional extension to the Convertible Loan Agreement, so that the repayment date of the Convertible Loan principal and interest shall be further extended to December 31, 2015 (the “Repayment Date”); and (b) that the Company may at its discretion prepay all or any part of the Convertible Loan plus accrued interest prior to the Repayment Date.

The Company is seeking shareholder approval of the amendment to the Convertible Loan Agreement because it is a transaction with a controlling shareholder, and as such requires approval pursuant to the provisions of Section 275 of the Israeli Companies Law. FFC-GP, by virtue of its management of the Fortissimo Entities (themselves controlling shareholders) and its affiliation with two of the Company’s directors, Mr. Yochai Hacohen and Mr. Eli Blatt, is deemed a controlling shareholder of the Company.

         At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to ratify and approve an amendment to the Convertible Loan Agreement by and among Fortissimo and certain other lenders and the Company, pursuant to which: (a) the repayment date of the Convertible Loan principal and interest shall be further extended to December 31, 2015, and (b) that the Company may at its discretion prepay all or any part of the Convertible Loan plus accrued interest prior to December 31, 2015.

Vote Required

The approval of this Proposal No. 3 requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the Shares of shareholders who do not have a personal interest in the resolution are voted in favor of the election of the external director; or (ii) the total number of Shares of shareholders who do not have a personal interest in the resolution and are voted against the proposed resolution does not exceed two percent of the outstanding voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with this Proposal 3. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card that he, she or it has a Personal Interest with respect to this Proposal 3, then by signing the Proxy Card and submitting it, such shareholder declares that he has no Personal Interest in connection with this Proposal 3.

For a discussion of the provisions of the Companies Law regarding Personal Interest, please see  Proposal No. 2 above, under the caption “Vote Required.”

4.             REAPPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors recommends that the shareholders reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International, Ltd., as the independent auditors of the Company, for the year ending December 31, 2012 and for such additional period until the next annual general meeting of shareholders.

The Company’s consolidated financial statements at December 31, 2011 have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

The following table presents the aggregate fees for professional audit services and other services rendered by the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in 2010 and 2011.

	Year Ended December 31,
	2010	2011
Audit Fees	$43,000	$40,000
Audit Related Fees	$7,000	$6,500
Tax Fees	$1,400	$1,300

Audit Fees
Audit Fees consist of fees billed for the annual audit of the Company’s annual consolidated financial statements included in the Company’s Annual Report on Form 20-F.

Audit Related Fees
Audit Related Fees include fees billed for other audit services, which can reasonably be porivded only by the external auditors.

Tax Fees
Tax Fees include fees billed for tax compliance services, including the preparation of tax returns and claims for refund and tax consultations.

Pre-Approval Policy

The Audit Committee is required to approve in advance any audit or permissible non-audit services performed by the Company’s independent auditors, the fees to be paid for those services and the time period over which those services are to be provided. On an annual basis, the independent auditors present a listing of all services they expect to perform for the Company in the ensuing one-year period, including fee estimates, in sufficient detail to enable the Audit Committee to perform an independence review of each proposed service. The pre-approval policies and procedures established by the Audit Committee require that the Audit Committee meet with the independent auditor and financial management prior to the audit to review planning and staffing, the scope of the proposed audit for the current year, the audit procedures to be utilized, and the proposed fees. With respect to any additional services proposed to be performed by the independent auditors during the year, management will evaluate the impact on the independent accountant’s independence and obtain Audit Committee approval for such service. During 2010 and 2011, all of the audit, audit-related and tax fees were pre-approved by the Audit Committee.

         At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors, for the year ending December 31, 2012 and for such additional period until the next annual general meeting of shareholders”.

5.             REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2011 will be presented for review. The Company’s Audited Consolidated Financial Statements were filed by the Company under Form 20-F with the US Securities and Exchange Commission on April 25, 2012 and appear on its website: www.sec.gov. These financial statements are not a part of this Proxy Statement. This item will not involve a vote of the shareholders.

6.             OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement.  As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

By Order of the Board of Directors,

Jaron Lotan
Chairman of the Board of Directors

November 2012